Exhibit 99.1

SIMS|GROUP

Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630
21 May 2008
Company Announcements Office
Australian Stock Exchange Ltd
Level 6
20 Bridge Street
Sydney NSW 2000
Dear Sirs,
Sims Group Limited — Additional Company Secretary
In accordance with Listing Rule 3.16, Sims Group advises that Mr Scott Alan Miller has been appointed an additional Company Secretary of the Company effective immediately.
Yours faithfully,
Sims Group Limited
Frank Moratti
Company Secretary
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